UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)

                          ADVANCED MAMMOGRAPHY SYSTEMS, INC.
                          ----------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            -----------------------------
                            (Title of Class of Securities)


                                      00753Q-101
                            -----------------------------
                                    (CUSIP Number)

                                Jack Nelson, Chairman
                              Advanced NMR Systems, Inc.
                                   46 Jonspin Road
                              Wilmington, MA 01887-1082
                                   (509) 657 - 8876
          ----------------------------------------------------------------

          (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  FEBRUARY 27, 1997
                 ---------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                          Page 1 of 5 Pages
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

                                     SCHEDULE 13D

          CUSIP No.  00753Q-101              Page  2  of  5  Pages
                     ----------                   ---    ---

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Advanced NMR System, Inc.
                    EIN: 22-2457487
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER
                    OF A GROUP*                                     (a) [ ]
                                                                    (b) [ ]
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          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS*

                    Not applicable.
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]

          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER
          SHARES              4,000,000
                         -----------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            -0-
                         -----------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           -0- (See Item 5)
                         -----------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER
                              -0-
          -----------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                         4,000,000
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                     [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         47.9%
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                         CO
          -----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    Pursuant to Rule 13d-2 of the General Rules and Regulations under the Act, this Amendment No. 3 amends the
          Schedule 13D filed with the Commission on September 19, 1995 (the "Statement") with respect to the common stock, $.01 par value per share, of Advanced Mammography Systems, Inc. (the "AMS Common Stock"), as amended by Amendment No. 1 to the Statement filed with the Commission on February 21, 1996 and Amendment No. 2 to the Statement filed with the Commission on June 12, 1996. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.

        ITEM 2.   IDENTITY AND BACKGROUND
                  ------------------------

                  This Amendment No. 3 is filed on behalf of Advanced NMR.

                  The following changes have occurred in the executive officers and directors of Advanced NMR:
                  John A. Lynch is no longer Senior Vice President and director of Advanced NMR, Edward J. Connors and George A. Silver are no longer directors of Advanced NMR, and Charles Moche is no longer Chief Financial Officer of Advanced NMR.

                  Steven L. James became Chief Financial officer of Advanced NMR on February 28, 1997. Mr. James' principal employment is as Chief Financial Officer of Advanced NMR and AMS, and his business address is 46 Jonspin Road, Wilmington, MA 10887-1082. During the last five years, Mr. James has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil party of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. James is a citizen of the United States.

        ITEM 4.   PURPOSE OF TRANSACTION
                  -----------------------
                  (b) On February 27, 1997, pursuant to an Agreement and Plan of Merger, dated January 20, 1997 (the "Merger Agreement"), among Advanced NMR, its wholly-owned subsidiary, Medical Diagnostics, Inc. ("MDI"), US Diagnostic Inc. ("USD") and its newly-formed wholly-owned subsidiary, MDI Acquisition Corporation ("MAC"), MDI merged (the "Merger") with MAC and became a wholly-owned subsidiary of USD. Upon the closing of the Merger, all outstanding indebtedness of MDI to Chase Bank (formerly Chemical Bank) was repaid and the Stock Pledge Agreement, pursuant to which Advanced NMR had secured its guarantee of the MDI indebtedness by the pledge of 1,250,000 shares (the "Pledged Shares") of AMS Common Stock was terminated. The Merger Agreement also required Advanced NMR, in part, to secure certain indemnification obligations thereunder by a pledge, among other collateral, of the Pledged Shares, of AMS Common Stock pursuant to a Blocked Account, Pledge and Security Agreement, dated as of February 27, 1997 (the "Security Agreement").

                  A copy of the Security Agreement is incorporated herein as
        Exhibit 3. The description of the pledge arrangement provided herein is qualified in its entirety by reference to the Security Agreement.

        ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------
                  (a) As of February 27, 1997, Advanced NMR was the beneficial owner of 4,000,000 shares of AMS Common Stock. The 4,000,000 shares included the Pledged Shares and 2,750,000 shares (the "Escrow Shares") held pursuant to an Escrow Agreement, dated as of January 23, 1993, among Advanced NMR, AMS and American Stock Transfer & Trust Company. The 4,000,000 shares of AMS Common Stock represented approximately 47.9% of the 8,346,740 outstanding shares of AMS Common Stock as of January 31, 1997, as reported in the AMS Form 10-Q for the quarter ended December 31, 1996.

                  (b) Subject to certain limitations provided in the Security Agreement, as described below in Item 6, Advanced NMR (i) possesses the sole power to vote 4,000,000 shares of AMS Common Stock and (ii) does not share voting power with respect to any shares of AMS Common Stock. Advanced NMR does not possess the power to dispose of the Pledged Shares without the prior written consent of USD nor does it possess the power to dispose of the Escrow Shares.

                  (c)  None, except the entry into the Security Agreement.

                  (d) Pursuant to the Security Agreement, USD has the sole right to receive and hold as collateral any dividends declared on the Pledged Shares.

                  (e)  Not applicable


        ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH
                  ----------------------------------------------------------
        RESPECT TO SECURITIES OF THE ISSUER
        -----------------------------------

                  Pursuant to the Security Agreement, which contains standard default provisions, at any time after an event of default, USD may vote or sell any or all of the Pledged Shares and give all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the outright owner thereof.

        ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
                  --------------------------------

                  3. Blocked Account, Pledge and Security Agreement, dated as of February 27, 1997, between USD and Advanced NMR.

                                      SIGNATURE
                                     -----------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                           ADVANCED NMR SYSTEMS, INC.



                                           By:  /s/ Jack Nelson
                                              ---------------------------
                                              Name: Jack Nelson
                                              Title: Chairman of the Board

        Date:  May 16, 1997






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